Debevoise & Plimpton LLP 65 Gresham Street London EC2V 7NQ
Tel	+44 20 7786 9000
Fax	+44 20 7588 4180

August 2, 2018

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

U.S.A.

Attention:	Mark Brunhofer
Keira Nakada

Dear Mr. Mark Brunhofer and Ms. Keira Nakada:

Re:	China Life Insurance Company Limited

Form 20-F for the Year Ended December 31, 2017

File No. 001-31914

We refer to your letter dated July 20, 2018 addressed to China Life Insurance Company Limited (the “Company”) relating to the above-referenced filing.

Please be advised that the Company will provide its responses to your comments by August 17, 2018.

If you have any questions regarding the foregoing, please contact the undersigned at +4420 7786 9010.

Sincerely,

/s/ James C. Scoville

James C. Scoville

Debevoise & Plimpton LLP is a registered limited liability partnership established under the laws of the State of New York. It is authorised and regulated by the Solicitors Regulation Authority under number 264277. A list of the partners is open to inspection at the above address.